Exhibit 99.1

CANARC RESOURCE CORP. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canarc.net CCM: TSX CRCUF: OTCQX

News Release

Canarc Completes Aero-Geophysical Survey on Princeton Gold Property

Vancouver, Canada –January 10, 2019 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) is pleased to announce the completion of an airborne geophysical survey over the entire 14,650 hectare Princeton Gold Property, currently under option from Tasca Resources Ltd. and Sydney Wilson.

The survey was conducted by Canarc to meet its Phase 1 option requirement to spend a minimum CAD$100,000 prior to January 31, 2019. Results of the survey are anticipated in February from the geophysical contractor Peter E. Walcott and Associates Ltd.

Property Summary

Tasca acquired the Princeton Gold Property in September 2016 to further explore 2010 and 2011 discoveries, when 25 of 37 grab samples of float and bedrock quartz vein returned gold values in excess of 1 part per million (ppm or gpt) and 13 of the 25 samples assayed in excess of 10 gpt gold, to a maximum of 66,237 ppb or 66.2 gpt gold.

Tasca subsequently completed a fall 2018 excavator trenching program (see Tasca News Release dated 26-November-2018) tracing the 2010 and 2011 bedrock quartz veins and boulders over 120 metres along strike. Highlights from the program include:

●
The most significant sample result from this trenching program assayed 217 gpt gold over a 0.9 metre true width. A second sample of the vein three metres away ran 99.7 gpt gold also over a 0.9 metre true width.
●
Two angular quartz float samples assayed 115.5 gpt gold and 108.5 gpt gold.
●
The 2018 trenching program combined with the 2011 surface program has resulted in the collection of 53 in-place or angular quartz vein samples, 38 of which exceeded 1 gpt gold, and 24 of the 38 samples exceeding 10 gpt gold to a maximum of 217 gpt gold.
●
The mineralized vein was traced for 120 metres until overburden exceeded the six-metre reach of the excavator.

Since Tasca generated these sample results, Canarc considers them to be historical, as it has not completed sufficient work to independently verify these historic results.

Late last year, Tasca initiated a staking program to expand the property size from 4,013 hectares to 14,650 hectares. Tasca then entered in to the option agreement with Canarc to fast track exploration on the property. In order to meet its Phase 2 minimum exploration expenditure option requirement, Canarc plans to spend $390,000 in 2019.

The Princeton Gold Property is underlain by both Eocene Princeton Group volcanics and Triassic Jurassic Nicola Group volcanics. Recent mapping by the British Columbia Geological Survey and by Tasca geologists indicates that the gold-quartz vein mineralization on the Princeton property is hosted or intimately related to the Princeton Group volcanics.

Qualified Person

Garry Biles, P.Eng, President & COO for Canarc Resource Corp, is the Qualified Person who reviewed and approved the contents of this news release.

"Scott Eldridge”
____________________

Scott Eldridge, Chief Executive Officer

CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQX: CRCUF.

For More Information - Please contact:

Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

2